SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

September 12, 2008

China Life Insurance Company Limited

(Translation of registrant’s name into English)

16 Chaowai Avenue

Chaoyang District

Beijing 100020, China

Tel: (86-10) 8565-9999

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

On September 12, 2008, China Life Insurance Company Limited issued an announcement in Chinese, an English translation of which is attached as Exhibit 99.1 hereto.

EXHIBIT LIST

Exhibit	Description
99.1	English translation of the announcement dated September 11, 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Life Insurance Company Limited
(Registrant)

	By:	/s/ Wan Feng
(Signature)

September 12, 2008	Name:	Wan Feng
	Title:	President and Executive Director

Exhibit 99.1

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(the “Company”)

IMPORTANT

The Company and all members of its Board of Directors warrant the authenticity, accuracy and completeness of the information contained in this announcement, and jointly and severally accept full responsibility for any misrepresentation, misleading statements or material omissions contained in this announcement.

Announcement on the “AMC and Tianjin Infrastructure Investment Group

Bonds Investment Plan”

Important:

•	Subject matter: AMC and Tianjin Infrastructure Investment Group Bonds Investment Plan

•	Investment amount: RMB 8 billion

•	Investment period: 12 years

1.	General Description of the Transaction

On August 21, 2008, China Life Insurance Asset Management Company Limited (the “AMC”) executed the entrustment agreement (the “Agreement”), pursuant to which AMC will be entrusted to manage an AMC and Tianjin Infrastructure Investment Group bonds investment plan to be established (the “Bonds Investment Plan”). The main provisions of the Agreement include:

(a)	AMC plans to raise insurance fund of RMB 10 billion to invest, through dedicated bonds investment, in the Phase-1 Project of an expressway in Tianjin’s city center, the Tianjin east section of National Highway 112 and Tianjin section of Shanwei Highway;

(b)	The investment period will be 12 years. The rate of annual management fee for the Bonds Investment Plan is 1.5‰;

(c)	China Life Insurance (Group) Company and the Company, as initial entrusting parties, have the right to exercise the supplementary subscription for the remaining portion of the Bonds Investment Plan;

(d)	When the initial entrusted fund transferred to the custodial account by the entrustors reaches a specified amount, or when the project participant (Tianjin Infrastructure Investment Group or its assignees) accepts although the transferred amount has not reached the specified amount, the Bonds Investment Plan is deemed to be established.

On September 5, 2008, China Insurance Regulatory Commission issued the Approval on the Bonds Investment Plan (Bao Jian Zi Jin [2008] No. 1192), authorizing the Bonds Investment Plan to raise RMB 10 billion.

On September 11, 2008, the Company executed the Confirmation Letter of the Subscription for the Bonds Investment Plan and committed to subscribe for RMB 8 billion of the Bonds Investment Plan.

2.	Asset Management Agreement

AMC will be the entrusted manager of the Bonds Investment Plan. AMC is a subsidiary of the Company and the Company owns 60% of AMC’s equity interest. In the annual report for the year of 2007, the Company had disclosed the Asset Management Agreement entered into by and between AMC and the Company (for details of the Asset Management Agreement, please refer to the Company’s annual report for the year of 2007). The Bonds Investment Plan is one special investment project under the Asset Management Agreement.

Board of Directors of China Life Insurance Company Limited

September 11, 2008